UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mohawk Group Holdings, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

608189106

(CUSIP Number)

Fabrice Hamaide

37 East 18th Street, 7th Floor

New York, NY 10003

(347) 676-1681

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 7

(1)	Names of reporting persons Fabrice Hamaide
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (1)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization France
Number of	(7)	Sole voting power 1,145,075 (2)
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 1,145,075 (2)
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,145,075 (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.4% (3)
(14)	Type of reporting person (see instructions) IN

(1)

The shares of restricted Common Stock of the Issuer and options to purchase shares of Common Stock were granted to Fabrice Hamaide in connection with his services as Chief Financial Officer of the Issuer.

(2)

Mr. Hamaide’s holdings consist of (i) 221,406 shares of Common Stock held directly, (ii) 259,450 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of March 13, 2020, and (iii) 664,220 shares of restricted Common Stock granted pursuant to the Mohawk Group Holdings, Inc. 2019 Equity Plan (the “2019 Plan”) that are subject to vesting. The shares of restricted Common Stock granted pursuant to the 2019 Plan have voting rights irrespective of any vesting requirements.

(3)

Percent of class calculated based on 17,763,994 shares of Common Stock outstanding as of March 13, 2020, based on information provided by the Issuer, plus 259,450 shares of Common Stock issuable to Mr. Hamaide pursuant to stock options exercisable within 60 days of March 13, 2020.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.0001 par value per share (“Common Stock”), of Mohawk Group Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 37 East 18th Street, 7th Floor, New York, NY 10003.

ITEM 2.	IDENTITY AND BACKGROUND
(a)	This Scheduled 13D is filed by Fabrice Hamaide (the “Reporting Person”).
(b)	The business address of the Reporting Person is 37 East 18th Street, 7th Floor, New York, NY 10003.
(c)

The principal occupation of the Reporting Person is Chief Financial Officer and member of the board of directors of the Issuer. The Reporting Person also serves as Chief Financial Officer of the Issuer’s operating subsidiary, Mohawk Group, Inc., a Delaware corporation (“Mohawk Opco”).

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of France.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock, shares of restricted Common Stock and stock options to purchase shares of Common Stock held by the Reporting Person were granted to the Reporting Person in connection with his service as Chief Financial Officer of the Issuer pursuant to the Mohawk Group, Inc. Amended and Restated 2014 Equity Incentive Plan (the “2014 Plan”), the Mohawk Group Holdings, Inc. 2018 Equity Incentive Plan (the “2018 Plan”) and the 2019 Plan. The Reporting Person has not paid any additional consideration in connection with the receipt of these equity awards or the shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION

On March 13, 2020, the Reporting Person’s beneficial ownership of the Issuer’s Common Stock increased to more than 5% of the Issuer’s outstanding shares of Common Stock pursuant to the grant of 250,649 shares of restricted Common Stock pursuant to the 2019 Plan due to certain forfeitures of shares previously granted pursuant to the 2019 Plan to employees of the Issuer.

The Issuer granted the Reporting Person the equity awards covered by this Schedule 13D to retain the Reporting Person as an executive to ensure the Issuer’s success and accomplish the Issuer’s goals, incentivize the Reporting Person with long-term, equity-based compensation to align his interests with the interests of the Issuer’s stockholders and to promote the success of the Issuer’s business. The Reporting Person acquired the shares of Common Stock covered by this Schedule 13D as a result of equity awards granted to him by the Issuer.

The Reporting Person is the Chief Financial Officer and a member of the board of directors of the Issuer. In this capacity, the Reporting Person takes, and will continue to take, an active role in the Issuer’s management and strategic direction. Subject to the factors discussed below, applicable law and the policies of the Issuer, the Reporting Person may from time to time purchase or receive additional securities of the Issuer, or rights or options to purchase such securities, through equity awards, open market or privately negotiated transactions or exercises of derivative securities, or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action the Reporting Person deems to be in his best interests, or otherwise, depending upon existing market conditions, the price and availability of such securities and other considerations discussed in this Schedule 13D. The Reporting Person intends to review on a continuing basis various factors relating to his investment in the Issuer, including but not limited to the Issuer’s business and prospects, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Person, the Reporting Person’s general investment and trading practices, market conditions, estate planning considerations or other factors. The Reporting Person has not yet determined which of the courses of actions specified in this paragraph he may ultimately take.

On July 1, 2017, the Reporting Person entered into an independent contractor agreement with Mohawk Opco (the “Independent Contractor Agreement”), pursuant to which the Reporting Person was appointed the Chief Financial Officer of Mohawk Opco. On September 4, 2018, pursuant to an Agreement and Plan of Merger and Reorganization among the Issuer, MGH Merger Sub, Inc. and Mohawk Opco, as amended, Mohawk Opco merged with and into MGH Merger Sub, Inc., with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary of the Issuer (the “Merger”). On September 4, 2018, pursuant to the Merger, the Reporting Person was appointed the Chief Financial Officer and a member of the board of directors of the Issuer. On

June 14, 2019, the Issuer filed an Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware in connection with the closing of the Issuer’s initial public offering of its Common Stock. In connection with filing the Certificate of Incorporation, the Reporting Person was appointed a Class III director of the board of directors to serve until the Issuer’s 2022 Annual Meeting of Stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with the Reporting Person’s appointment to the Issuer’s board of directors and the closing of the Issuer’s initial public offering, the Reporting Person and the Issuer entered into an Indemnification Agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

On November 21, 2017, the Reporting Person received an option to purchase 620,922 shares of Mohawk Opco common stock, which was exchanged in the Merger for an option to purchase 194,415 shares of the Issuer’s Common Stock at an exercise price of $6.79 per share. One-fourth of the number of shares subject to the option vested on July 1, 2018 and 1/48th of the number of shares subject to the option shall vest on each monthly anniversary thereafter, subject to the Reporting Person’s continued service with the Issuer through each such vesting date.

On December 28, 2018, the Reporting Person received an option to purchase 230,769 shares of the Issuer’s Common Stock at an exercise price of $9.72 per share. One-third of the number of shares subject to the option vested on October 11, 2019, and 1/36th of the number of shares subject to the option shall vest on each monthly anniversary thereafter, subject to the Reporting Person’s continued service with the Issuer through each such vesting date.

On March 20, 2019, the Reporting Person received 622,277 shares of restricted Common Stock pursuant to the 2019 Plan. On November 27, 2019, the Reporting Person received 12,699 shares of restricted common stock pursuant to the 2019 Plan due to a forfeiture of shares previously granted pursuant to the 2019 Plan to a former employee of the Issuer. On March 13, 2020, the Reporting Person received 250,649 shares of restricted common stock pursuant to the 2019 Plan due to certain forfeitures of shares previously granted pursuant to the 2019 Plan to current employees of the Issuer. One-fourth of the shares of restricted Common Stock vested on March 13, 2020 and one-fourth of the shares of restricted Common Stock shall vest on June 14, 2020, December 14, 2020 and June 14, 2021. Notwithstanding the foregoing, in the event the Reporting Person’s service is terminated due to an “involuntary termination”, which is generally defined as a termination by the Issuer without “cause”, a resignation by the Reporting Person for “good reason” or the Reporting Person’s death or disability, then all of the Reporting Person’s unvested shares of restricted Common Stock shall vest on the date of such involuntary termination unless, within three business days of such termination, (1) the board of directors of the Issuer unanimously determines that such vesting shall not occur (provided, however, if the Reporting Person is a member of the board of directors of the Issuer, the Reporting Person shall be treated as non-voting and the unanimous vote of the remaining members of the board of directors of the Issuer shall be required for the purposes of determining whether the foregoing shall, or shall not, occur) and (2) participants holding restricted share awards covering at least 70% of the shares of restricted Common Stock issued and outstanding under the 2019 Equity Plan determine that such vesting shall not occur (for these purposes, the restricted share awards held by the Reporting Person shall be treated as not issued and outstanding). In the event of a forfeiture of shares granted under the 2019 Plan, such shares are automatically reallocated to the remaining participants in the 2019 Plan in proportion to the number of shares covered by outstanding awards granted under the 2019 Plan that each such remaining participant holds. The shares of restricted Common Stock granted pursuant to the 2019 Plan have voting rights irrespective of any vesting requirements.

Except as set forth in this Item 4 and other than in the Reporting Person’s capacity as Chief Financial Officer and as a member of the board of directors of the Issuer, the Reporting Person does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Person will develop any plans or proposals with respect to any of these matters. However, the Reporting Person reserves the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)

The Reporting Person’s holdings consist of (i) 221,406 shares of Common Stock held directly, (ii) 259,450 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of March 13, 2020, and (iii) 664,220 shares of restricted Common Stock granted pursuant to the 2019 Plan that are subject to vesting, which represent 6.4% of the Common Stock outstanding. For the purposes of this Schedule 13D, the percent of class was calculated based on 17,763,994 shares of Common Stock outstanding as of March 13, 2020, based on information provided by the Issuer, plus 259,450 shares of Common Stock issuable to the Reporting Person pursuant to stock options exercisable within 60 days of March 13, 2020.

(b)	The Reporting Person has the sole power to vote and to dispose of 1,145,075 shares of Common Stock.
(c)

On March 13, 2020, the Reporting Person received 250,649 shares of restricted Common Stock pursuant to the 2019 Plan due to certain forfeitures of shares previously granted pursuant to the 2019 Plan to employees of the Issuer. In the event of a forfeiture of shares granted under the 2019 Plan, such shares are automatically reallocated to the remaining participants in the 2019 Plan in proportion to the number of shares covered by outstanding awards granted under the 2019 Plan that each such remaining participant holds.

Except as set forth in the preceding sentence, the Reporting Person has not effected any transaction in shares of the Common Stock during the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Item 4 above is incorporated herein by reference.

Independent Contractor Agreement

On July 1, 2017, the Reporting Person entered into the Independent Contractor Agreement with the Issuer, pursuant to which the Reporting Person serves as Chief Financial Officer of the Issuer and Mohawk Opco. Pursuant to the terms of the Independent Contractor Agreement, Mohawk Opco agreed to recommend to Mohawk Opco’s board of directors that Mohawk Opco grant the Reporting Person a nonqualified stock option to purchase approximately 535,072 shares of common stock of Mohawk Opco at a price per share equal to the fair market value per share of Mohawk Opco’s common stock on the date of grant, as determined by Mohawk Opco’s board of directors. On November 21, 2017, the board of directors granted the Reporting Person an option to purchase 620,922 shares of Mohawk Opco common stock, which was exchanged in the Merger for a stock option to purchase 194,415 shares of the Issuer’s Common Stock.

In addition, the Reporting Person is entitled to receive compensation and other benefits as an independent contractor of the Issuer. In such capacity, he is eligible to participate in the Issuer’s long-term equity-based incentive plans and may be granted awards of stock options, restricted stock, and/or other equity-based compensation.

The foregoing summary of the Independent Contractor Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Independent Contractor Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

IPO Lock-Up Agreement

In connection with the Issuer’s initial public offering, the Reporting Person agreed to certain lock-up restrictions (the “Lock-Up Restrictions”), as provided in that certain Amendment No. 1 to Registration Rights Agreement, dated as of March 2, 2019, by and among the Issuer and the investors listed on the Schedule of Investors attached thereto as Exhibit A (the “Amendment No. 1 to Registration Rights Agreement”). Pursuant to the Lock-Up Restrictions, the Reporting Person agreed, subject to certain exceptions, during the period ending twelve months after June 12, 2019, not to:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Issuer or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Issuer, whether owned as of the date of the Amendment No. 1 to Registration Rights Agreement or thereafter acquired by the Reporting Person or with respect to which the Reporting Person has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”);

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Lock-Up Securities, whether any such transaction is to be settled by delivery of shares of Lock-Up Securities, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or
•	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities.

The foregoing summary of the Lock-Up Restrictions is not intended to be complete and is qualified in its entirety by reference to the full text of the Amendment No. 1 to Registration Rights Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit Number	Description

99.1

Independent Contractor Agreement, dated July 1, 2017, by and between Mohawk Group, Inc. and Fabrice Hamaide (incorporated by reference to Exhibit 10.12 of the Issuer’s Registration Statement on Form S-1 (File No. 333-231381) filed on May 10, 2019).

99.2

Amendment No. 1 to Registration Rights Agreement, dated March 2, 2019, by and among Mohawk Group Holdings, Inc. and the investors party thereto (incorporated by reference to Exhibit 4.6 of the Issuer’s Registration Statement on Form S-1 (File No. 333-231381) filed on May 10, 2019).

99.3	Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-231381) filed on May 10, 2019).
99.4

Form of Stock Option Grant Notice and Form of Stock Option Agreement (2014 Amended and Restated Equity Incentive Plan) (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-1 (File No. 333-231381) filed on May 10, 2019).

99.5	2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-8 (File No. 333-232087) filed on June 12, 2019).
99.6

Form of Notice of Stock Option Grant and Form of Stock Option Award Agreement (2018 Equity Incentive Plan) (incorporated by reference to Exhibit 10.5 of the Issuer’s Registration Statement on Form S-8 (File No. 333-232087) filed on June 12, 2019).

99.7	Mohawk Group Holdings, Inc. 2019 Equity Plan (incorporated by reference to Exhibit 10.17 of the Issuer’s Registration Statement on Form S-1 (File No. 333-231381) filed on May 10, 2019).
99.8

Form of Notice of Grant of Restricted Shares and Form of Restricted Share Award Agreement (Mohawk Group Holdings, Inc. 2019 Equity Plan) (incorporated by reference to Exhibit 10.18 of the Issuer’s Registration Statement on Form S-1 (File No. 333-231381) filed on May 10, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2020	/s/ Fabrice Hamaide
FABRICE HAMAIDE